EXHIBIT 99.1

Titan Secures Strategic Supply Agreement with U.S. Aerospace and Defense Manufacturer

Supports Customer Qualification Program and Advances Commercialization of Titan's New York Kilbourne Graphite Project

GOUVERNEUR, N.Y., July 29, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, is pleased to announce that its wholly owned subsidiary, Empire State Mines, LLC (“ESM”), has entered into a non-binding Letter of Intent ("LOI") with a U.S. manufacturer serving the aerospace, defense and advanced industrial sectors for the supply of natural graphite products from Titan's planned commercial graphite facility in New York.

The LOI represents an important milestone in Titan's commercialization strategy and supports the Company's ongoing customer qualification program as it advances development of a secure domestic U.S. natural graphite supply chain. The Company is building its commercial order book through a series of similar customer agreements as it advances towards allocating significant production capacity for its commercial facility.

"This is exactly the kind of validation we've been working toward," said Rita Adiani, President and Chief Executive Officer of Titan. "Landing early interest from a qualified U.S. manufacturer at the heart of the aerospace and defense supply chain is a powerful signal that our New York graphite measures up to the most demanding specifications in the market. As Washington and industry double down on rebuilding domestic critical mineral supply chains, Titan is positioning itself to be a key American solution."

HIGHLIGHTS

  Premium indicative pricing reflects the aerospace/defense-grade quality of Titan's graphite
  Customer has initiated product qualification testing using samples from Titan's operating demonstration plant, with early positive results
  Positions Titan as a trusted domestic supply source for critical graphite inputs powering aerospace, defense, and other strategic industries
  Supports Titan's commercial graphite facility, targeted for commissioning in 2028, subject to completion of a feasibility study, financing, and permitting

Natural graphite has been designated a critical mineral by the U.S. government and is essential to a wide range of strategic applications, including aerospace, defense, energy storage and advanced manufacturing. With the majority of global graphite processing capacity located in China, Titan's Kilbourne Graphite Project is designed to establish a secure, traceable domestic source of natural graphite to support North American supply chains.

The Company continues to advance customer qualification programs across multiple end markets while progressing the feasibility study for its proposed commercial graphite facility.

The LOI is non-binding and remains subject to a number of conditions, including completion of Titan's feasibility study, securing project financing, receipt of required regulatory approvals, successful completion of customer qualification and negotiation of a definitive supply agreement. There can be no assurance that a definitive agreement will be executed or that any commercial sales will result from the LOI.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Investor Relations Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Media Relations Contact

KCSA Strategic Communications
Email: TitanMining@KCSA.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding Titan's plan to build the first fully integrated U.S. graphite supply chain in over 70 years; that we're now focused on completing customer qualification and advancing toward construction; future potential results of the Feasibility Study; the Company is building its commercial order book through a series of similar customer agreements as it advances towards allocating significant production capacity for its commercial facility; targeted commissioning of Titan’s commercial demonstration facility in 2028; and any potential future commercial sales of graphite related to the LOI or otherwise. When used in this news release, words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.